MANAGEMENT’S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of policies and procedures and internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conducted an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report expresses their opinion on the consolidated financial statements of the Company. The external auditors have free and full access to the Audit Committee with respect to their findings.

S. Wayne Kay	Livleen Kaler
Chief Executive Officer	Director, Finance & Administration

Independent Auditors’ Report on Financial Statements

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of Response Biomedical Corporation as at December 31, 2008 and 2007, and the consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles (see Note 17 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion thereon.

March 13, 2009	Chartered Accountants
Vancouver, Canada

Independent Auditors' Report on Internal Controls under Standards of the Public
Company Accounting Oversight Board (United States)

To the Shareholders of
Response Biomedical Corporation

We have audited Response Biomedical Corporation’s (the “Company”) internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included under Disclosure and Financial Reporting Controls in Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 27, 2009. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

Independent Auditors' Report on Internal Controls under Standards of the Public
Company Accounting Oversight Board (United States) (cont’d)

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and its consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated March 13, 2009 expressed an unqualified opinion thereon.

March 13, 2009	Chartered Accountants
Vancouver, Canada

Comments by Auditors for United States Readers on
Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 13, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

March 13, 2009	Chartered Accountants
Vancouver, Canada

Consolidated Financial Statements

Response Biomedical Corporation
(Expressed in Canadian dollars)
December 31, 2008 and 2007

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Expressed in Canadian dollars)

	December 31,	December 31,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	2,254,652	8,173,961
Restricted cash [note 4]	-	106,527
Trade receivables, net [note 6]	991,540	742,624
Other receivables	60,476	1,318,107
Inventories [note 7]	2,411,329	1,153,506
Prepaid expenses and other	256,760	479,398
Deferred costs	-	10,176
Total current assets	5,974,757	11,984,299
Long-term prepaids	200,729	-
Restricted investments [note 9[iii]]	903,248	906,061
Property, plant and equipment [note 8]	12,316,173	5,047,991
	19,394,907	17,938,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 6]	572,576	2,104,204
Accrued and other liabilities	1,941,271	1,315,179
Holdback payable [note 4]	-	106,527
Lease inducements - current portion [note 9]	412,717	191,445
Deferred revenue - current portion [note 10]	101,405	126,333
Total current liabilities	3,027,969	3,843,688
Lease inducements [note 9]	9,558,668	2,941,295
Deferred revenue [note 10]	48,142	80,147
	12,634,779	6,865,130
Commitments and contingencies [note 14]
Shareholders’ equity
Share capital [note 11[b]]	80,107,580	71,393,556
Contributed surplus [note 11[b]]	7,809,327	7,172,788
Deficit	(81,156,779)	(67,493,123)
Total shareholders’ equity	6,760,128	11,073,221
	19,394,907	17,938,351

See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian dollars)

Years ended December 31	2008	2007	2006
	$	$	$

REVENUE
Product sales [notes 12[b] and 15]	4,899,841	3,557,244	3,786,337
Cost of sales [note 11[d]]	5,227,156	3,201,626	2,311,412
Gross profit on product sales	(327,315)	355,618	1,474,925
Contract service fees and revenues from
collaborative research arrangements [notes 12 and 15]	976,496	526,872	633,721
	649,181	882,490	2,108,646
EXPENSES
Research and development [note 11[d]]	6,776,691	7,167,758	6,393,641
General and administrative [notes 11[d] and 12[a]]	4,451,224	5,029,195	2,545,713
Marketing and business development [note 11[d]]	2,425,673	2,457,621	2,597,189
	13,653,588	14,654,574	11,536,543

OTHER EXPENSES (INCOME)
Interest expense [note 9]	785,790	851	74,849
Interest income	(119,905)	(359,543)	(135,663)
Amortization of deferred costs	-	-	37,926
Gain on disposal of assets	(523)	(4,330)	(123)
Foreign exchange loss (gain)	(6,113)	491,979	(76,719)
	659,249	128,957	(99,730)
Loss and comprehensive loss for the year	(13,663,656)	(13,901,041)	(9,328,167)

Deficit, beginning of year	(67,493,123)	(53,592,082)	(44,263,915)
Deficit, end of year	(81,156,779)	(67,493,123)	(53,592,082)

Loss per common share - basic and diluted	$(0.10)	$(0.12)	$(0.10)
Weighted average number of common shares
outstanding	140,675,971	120,509,268	91,060,203

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

Years ended December 31,	2008	2007	2006
	$	$	$

OPERATING ACTIVITIES
Loss for the year	(13,663,656)	(13,901,041)	(9,328,167)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 8]	1,179,146	338,348	240,580
Amortization of deferred lease inducements [note 9]	(135,749)	-	-
Gain on disposal of property, plant and equipment	(523)	(4,330)	(123)
Stock-based compensation	737,147	665,185	648,257
Amortization of deferred costs	10,176	10,200	48,126
Accretion of convertible debentures	-	-	21,989
Directors' fees	-	-	80,000
Deferred lease inducements	95,784	718,380	-
Changes in non-cash working capital
Trade receivables	(248,916)	(174,417)	(146,535)
Other receivables	1,270,728	(200,457)	(14,594)
Inventories	(1,257,823)	35,605	(525,772)
Prepaid expenses and other	21,909	(111,362)	(297,458)
Accounts payable	(1,531,628)	(241,298)	(354,816)
Accrued liabilities	626,092	269,279	(49,770)
Deferred revenue	(56,933)	(9,682)	(32,913)
Foreign exchange (gain) loss	(91,339)	401,229	(25,365)
Cash used in operating activities	(13,045,585)	(12,204,361)	(9,736,562)

INVESTING ACTIVITIES
Short term investments	-	3,457,228	(3,459,816)
Restricted investments	2,813	(903,509)	36
Purchase of property, plant and equipment	(7,190,588)	(1,973,533)	(1,024,606)
Proceeds on disposal of property, plant and equipment	6,364	5,445	12,631
Cash used in investing activities	(7,181,411)	585,631	(4,471,755)

FINANCING ACTIVITIES
Repayable lease inducement received	5,825,180	932,942	-
Repayment of repayable lease inducement	(222,248)	-	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	8,613,416	13,553,902	20,784,859
Proceeds from (repayment of) bank indebtedness	-	-	(1,070,514)
Cash provided by financing activities	14,216,348	14,486,844	19,714,345

Effect of changes in foreign currency rates
on cash and cash equivalents	91,339	(401,229)	25,365

Increase (decrease) in cash during the year	(5,919,309)	2,466,885	5,531,393
Cash and cash equivalents, beginning of year	8,173,961	5,707,076	175,683
Cash and cash equivalents, end of year	2,254,652	8,173,961	5,707,076

Supplemental Disclosure
Interest paid in cash	785,790	-	52,159
Non-cash activity:
Non-repayable leasehold improvement allowance [note 9[ii]]	1,262,581	438,219	-

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at December 31, 2008 had an accumulated deficit of $81,156,779 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. During the year ending December 31, 2008, the Company received cash from the exercise of outstanding stock options in the amount of $37,321, from the exercise of outstanding share purchase warrants in the amount of $3,896,848 and from the issuance of shares through a private placement for net proceeds of $4,679,248. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at December 31, 2008 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is detailed in Note 17. A summary of the significant accounting policies is as follows:

Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active US company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, recoverability of long-lived assets, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense and valuation allowance on future income tax assets. Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of investments having an initial maturity of 90 days or less at the time of acquisition.

Inventories

Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Restricted investments

The Company’s restricted investments are recorded at fair value and represent long-term security deposits.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. All other leases are accounted for as operating leases wherein rental payments are expensed in a manner that results in the total rent payments being recognized on a straight-line basis over the term of the lease.

Warranty accrual

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rate of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The initial recognition of and subsequent adjustments to the warranty accrual are recorded to cost of sales.

Deferred lease inducements

Lease inducements arising from rent-free inducements, non-repayable leasehold improvement allowances and repayable leasehold improvement allowances received from the landlord are being amortized over the term of the operating lease on a straight-line basis.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income as services are rendered over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Foreign currency translation

Monetary items denominated in foreign currencies, including those of the Company’s US integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date and all other assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the determination of loss for the year.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 11[c]. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. On conversion of the debentures, the initial amount recorded to debentures along with the value of conversion options exercised and value of warrants exercised, which was initially recorded to contributed surplus, and accreted interest net of cash interest payments is recorded to share capital.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1535 - “Capital Disclosures” (“Section 1535”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting policy change had no effect on prior period consolidated financial statements [Note 5].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

CHANGES IN ACCOUNTING POLICIES (cont’d)

Inventory

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3031 - "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This accounting policy change had no effect on prior period consolidated financial statements [Note 7].

Financial Instruments

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Sections 3862 and 3863 - “Financial Instruments - Presentation” (“Sections 3862 and 3863”). Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks. This accounting policy change had no effect on prior period consolidated financial statements [Note 6].

RECENT ACCOUNTING PRONOUNCEMENTS

CICA Handbook Section 3064 - “Goodwill and Intangible Assets”. This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this new standard effective January 1, 2009 and is currently evaluating the impact of its adoption on its consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS. On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.

Under IFRS, there is significantly more disclosure required, specifically for interim reporting. In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. While the Company has commenced assessing the adoption of IFRS for its fiscal year beginning January 1, 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

4. RESTRICTED CASH AND HOLDBACK PAYABLE

Restricted cash represents the proceeds of a 10% holdback of payments payable to a company contracted to perform upgrades to the Company’s new leased premise [Notes 9[ii] and 9[iii]]. The offsetting holdback payable is disclosed on the consolidated balance sheets under current liabilities. The restricted cash was disbursed when both parties agreed that the upgraded project was substantially complete.

5. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders. This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value. The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholder’s equity as disclosed in the consolidated balance sheets.

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 9[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the year ended December 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, accounts payable, accrued and other liabilities and holdback payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income. Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income. Held-to-maturity investments are initially measured at fair value and subsequently measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income. Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income. Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

The Company has classified its cash and cash equivalents and short-term investments as held-for-trading. Restricted cash and restricted investments are classified as held-to-maturity. Trade receivables and other receivables are classified as loans and receivables. Accounts payable, accrued and other liabilities, holdback payable and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at December 31, 2008 and December 31, 2007 are summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	2,254,652	2,254,652	8,173,961	8,173,961
Loans and receivables	1,052,016	1,052,016	2,060,731	2,060,731
Held-to-maturity	903,248	903,248	1,012,588	1,012,588
Other financial liabilities	10,106,017	10,106,017	5,502,051	5,502,051

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk. The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital. Risk management activities are managed by the finance and accounting department.

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar. The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited as its cash, cash equivalents and restricted cash are short-term in nature.

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices. Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

As at December 31, 2008, four customers represent 78% [2007 - four customers represent 78%; 2006 - four customers represent 80%] of the trade receivables balance. For the year ended December 31, 2008, four customers represent 64% [2007 - three customers represent 47%; 2006 - three customers represent 55%] of total product sales. For year ended December 31, 2008, one customer, who is also a shareholder [Note 12[b]], represents 94% [2007 - one customer represents 100%; 2006 - one customer represents 78%] of total service revenues.

On a regular basis, the Company reviews the collectibility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts. As at December 31, 2008, the balance of the Company’s allowance for doubtful accounts was $Nil [December 31, 2007 - $Nil]. The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, trade accounts receivables are aged as follows at December 31, 2008:

Current	$799,456
1-30 days past due	116,480
31-60 days past due	47,162
61-90 days past due	7,798
Over 90 days past due	20,644
991,540
Allowance for doubtful accounts	-
$991,540

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows at December 31, 2008:

Current	$553,801
1-30 days past due	14,377
31-60 days past due	3,844
61-90 days past due	371
Over 90 days past due	183
$572,576

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

7. INVENTORIES

	December 31,	December 31,
	2008	2007
	$	$
Raw materials	526,786	575,121
Work in process	437,284	270,352
Finished goods	1,447,259	308,033
	2,411,329	1,153,506

The carrying value of inventory as at December 31, 2008 includes a provision for lower-of-cost and net realizable value in the amount of $69,598 [2007 - $Nil; 2006 -$Nil].

8. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

December 31, 2008
Office furniture and equipment	938,931	158,145	780,786
Office computer equipment	234,207	135,636	98,571
Laboratory furniture and equipment	580,288	462,444	117,844
Laboratory computer equipment	412,798	361,825	50,973
Computer software	367,022	252,725	114,297
Manufacturing equipment	2,078,052	356,517	1,721,535
Manufacturing molds	596,940	399,220	197,720
Leasehold improvements	9,753,465	519,018	9,234,447
	14,961,703	2,645,530	12,316,173

December 31, 2007
Office furniture and equipment	437,619	20,789	416,830
Office computer equipment	168,709	94,718	73,991
Laboratory furniture and equipment	471,624	430,437	41,187
Laboratory computer equipment	361,776	316,846	44,930
Computer software	307,096	179,807	127,289
Manufacturing equipment	1,644,216	199,693	1,444,523
Manufacturing molds	593,913	184,980	408,933
Leasehold improvements	2,530,270	39,962	2,490,308
	6,515,223	1,467,232	5,047,991

Amortization expense for the year ended December 31, 2008 amounted to $1,179,146 [2007 - $338,348; 2006 - $240,580].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

8. PROPERTY, PLANT AND EQUIPMENT (cont’d)

Long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

The following property, plant and equipment were not yet in service and hence not amortized:

	December 31,	December 31,
	2008	2007
	$	$

Deposits paid for furniture and equipment purchases	-	416,830
Computer hardware and software purchased
not yet implemented	136,254	-
Assets related to the automation of the Company's
manufacturing processes	1,149,965	842,965
Leasehold improvements related to leased premises not
yet occupied	-	2,484,159
	1,286,219	3,743,954

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

9. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year lease agreement for a new premise [Note 14[e][ii]]. The agreement provides for lease inducements to be provided by the landlord to the Company.

	December 31,	December 31,
	2008	2007
	$	$
Deferred Lease Inducements
Rent-free inducement [i]	814,164	718,380
Less: amortization	(49,753)	-
	764,411	718,380

Non-repayable leasehold improvement allowance [ii]	1,700,800	438,219
Less: amortization	(85,996)	-
	1,614,804	438,219
Repayable Lease Inducement
Repayable leasehold improvement allowance [iii]	7,814,418	1,976,141
Less: repayments	(222,248)	-
	7,592,170	1,976,141

Total	9,971,385	3,132,740

Summarized as to:
Current Portion
Rent-free inducement [i]	54,278	43,901
Non-repayable leasehold improvement allowance [ii]	114,661	26,780
Repayable leasehold improvement allowance [iii]	243,778	120,764
Current portion	412,717	191,445
Long-term portion	9,558,668	2,941,295
Total	9,971,385	3,132,740

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]

The Company negotiated a long-term lease agreement for the new premise which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008. The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.

[ii]

The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the new premise. The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

9. LEASE INDUCEMENTS (cont’d)

[iii]

The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the new premise. This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by an investment with market value of $872,757 (2007 - $875,375), which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Future principal repayments due to be paid are estimated as follows:

December 31,	$
2009	243,778
2010	266,598
2011	297,449
2012	331,869
2013	370,272
Thereafter	6,082,204
7,592,170

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

10. DEFERRED REVENUE

	December 31,	December 31,
	2008	2007
	$	$
Beginning balance:
Product sales	206,480	216,162
Additions:
Product sales	498,386	108,006
Contract service fees and revenues from
collaborative research arrangements	466,250	-
	1,171,116	324,168
Recognition of revenue:
Product sales	(555,319)	(117,688)
Contract service fees and revenues from
collaborative research arrangements	(466,250)	-
Ending balance:
Product sales	149,547	206,480
Additions:	149,547	206,480

Summarized as to:
Current portion	101,405	126,333
Long - term portion	48,142	80,147
Total	149,547	206,480

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	3,169,006	1,741,159	-
Exercise of stock options	1,343,763	689,411	-
Private placement, net of issue costs [ii]	12,000,000	11,123,331	-
Issued for non-cash consideration:
Value of warrants exercised	-	545,818	(545,818)
Stock-based compensation related to
stock options exercised	-	425,704	(425,704)
Stock-based compensation [note 11 [d]]	-	-	665,185
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788
Issued for cash:
Exercise of warrants [iii]	6,285,239	3,896,848	-
Exercise of stock options	72,470	37,321	-
Private placement, net of issue costs and fair
value of warrants [i]	34,003,335	3,716,620	962,628
Issued for non-cash consideration:
Value of warrants exercised [iii]	-	1,039,578	(1,039,578)
Stock-based compensation related to
stock options exercised	-	23,657	(23,657)
Stock-based compensation [note 11 [d]]	-	-	737,146
Balance, December 31, 2008	170,338,675	80,107,580	7,809,327

[i]

The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 31,084,435 and 2,918,900 units, respectively, at a price of $0.15 per share, for total gross proceeds of $5,100,500. Each unit is comprised of one common share and one- half of one transferable common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.20 per share for a period of 36 months from the closing date.

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of $4,679,248, of which 3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]	Issued (cont’d)

The fair value of the 17,001,668 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008	October 31, 2008
	warrants	warrants
Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

[ii]

On July 23, 2007, the Company closed a private placement consisting of 12,000,000 shares at a price of $1.00 per share. Gross proceeds were $12,000,000 before share issuance costs of $876,669 for net proceeds of $11,123,331.

[iii]	During the year ended December 31, 2008, 6,285,239 share purchase warrants were exercised for proceeds of $3,896,848.

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholder’s approved a new stock option plan (“2008 Plan”) to be compliant with the Toronto Stock Exchange (“TSX”) rules following the listing of the Company’s shares on the TSX in December 2007. Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 2,190,647 stock options are available for grant at December 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

At December 31, 2008, the following stock options were outstanding:

	Options outstanding			Options exercisable
	December 31, 2008			December 31, 2008

		Weighted		Number of
	Number of	average	Weighted	options	Weighted
Range of	shares under	remaining	average	currently	average
exercise price	option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.12 – 0.19	1,962,850	4.92	0.12	-	-
0.30 – 0.39	13,000	1.80	0.33	13,000	0.33
0.40 – 0.49	60,387	1.98	0.47	33,425	0.46
0.50 – 0.59	2,846,500	2.13	0.57	1,051,076	0.56
0.60 – 0.69	1,913,875	3.30	0.67	141,801	0.66
0.70 – 0.79	117,100	2.07	0.76	80,951	0.76
0.80 – 0.89	1,600,800	2.55	0.85	667,590	0.82
0.90 – 0.99	75,000	2.37	0.91	18,750	0.91
1.00 – 1.10	2,143,083	3.66	1.06	261,667	1.06
0.12 – 1.10	10,732,595	3.22	0.65	2,268,260	0.71

The options expire at various dates from February 2, 2009 to December 2, 2013.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2006	7,593,350	0.61
Options granted	4,988,913	0.89
Options forfeited - vested	(96,750)	0.75
Options forfeited - unvested	(404,125)	0.66
Options expired	(159,250)	0.66
Options exercised	(1,343,763)	0.51
Balance, December 31, 2007	10,578,375	0.75
Options granted	2,432,000	0.23
Options forfeited - vested	(992,110)	0.72
Options forfeited - unvested	(1,065,450)	0.67
Options expired	(147,750)	0.56
Options exercised	(72,470)	0.51
Balance, December 31, 2008	10,732,595	0.65

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation

For the year ended December 31, 2008, the Company recognized total stock-based compensation of $737,147 [2007 - $665,185; 2006 - $648,257]. For the year ended December 31, 2008, the Company recognized compensation expense of $724,450 [2007 - $594,664; 2006 - $547,680] as a result of stock options granted to officers, directors and employees, and $12,697 [2007 - $70,521; 2006 - $100,577] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	78%	73%	74%
Risk-free interest rate	1.88%	4.12%	4.05%
Expected life in years	3.00	3.92	3.55
Weighted-average fair value per share option	$0.12	$0.49	$0.45

The following table shows stock-based compensation allocated by type of cost:

	2008	2007	2006
	$	$	$
Cost of sales - products and services	50,322	31,582	50,268
Research and development	100,900	65,063	44,844
Marketing and business development	72,843	50,649	125,945
General and administrative	513,082	517,891	427,200
	737,147	665,185	648,257

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at December 31, 2008, 495,000 common shares have been released from escrow leaving a balance of escrow shares as at December 31, 2008 of 330,000.

[f]	Common share purchase warrants

At December 31, 2008, the following common share purchase warrants are outstanding:

	Number of common	Exercise
Issue Date	shares issuable	price $	Expiry date
October 28, 2008	15,542,218	$0.20	October 28, 2011
October 31, 2008	1,459,450	$0.20	October 31, 2011
	17,001,668	$0.20

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(3,169,006)	0.55
Balance, December 31, 2007	12,094,534	0.62
Warrants issued	17,001,668	0.20
Warrants exercised	(6,285,239)	0.62
Warrants expired	(5,809,295)	0.62
Balance, December 31, 2008	17,001,668	0.20

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS

[a]	The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	2008	2007	2006
	$	$	$
General and administrative
Strategic consulting services	250,000	250,000	66,500
Directors’ fees	87,000	-	80,000
Legal fees	29,477	41,456	9,897
	366,477	291,456	156,397

For the year ended December 31, 2008, strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non- management member of the Board of Directors. This amount remains outstanding and is included in the balance of accrued and other liabilities as at December 31, 2008. In the first quarter of 2008, $250,000 was paid by the Company for extraordinary services provided in 2007 by a non- management member of the Board of Directors.

For the year ended December 31, 2008, directors’ fees totaling $87,000 were incurred by the Company for routine services provided by non-management members of the Board of Directors. As at December 31, 2008 $87,000 remained outstanding and was included in the balance of accrued and other liabilities. No such payments have been made in the year ended December 31, 2008.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors. For the year ended December 31, 2008, the Company incurred legal fees from this law firm totaling $29,477 [2007 - $41,456; 2006 - $9,897]. As at December 31, 2008, there were no amounts outstanding in the balance of accounts payable and accrued liabilities for this law firm.

[b]	In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company.

The Company earned revenues from this development partner as follows:

	2008	2007	2006
	$	$	$
Product revenues	1,147,439	1,247	-
Contract service fees and revenues from
collaborative research arrangements	917,210	526,872	171,225
	2,064,649	528,119	171,225

As at December 31, 2008, $320,725 is included in trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

13. INCOME TAXES

At December 31, 2008 the Company had approximately $43,784,000 of non-capital loss carry forwards, approximately $3,065,000 of federal investment tax credits and approximately $1,491,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

	Provincial investment	Federal investment	Non-capital loss
	tax credits	tax credits	carryforwards
	$	$	$
2009	-	-	3,028,000
2010	239,000	-	3,163,000
2011	213,000	-	-
2012	129,000	-	-
2013	93,000	-	-
2014	20,000	-	4,101,000
2015	58,000	-	6,880,000
2016	142,000	-	-
2017	243,000	-	-
2018	354,000	151,000	-
2019	-	227,000	-
2020	-	430,000	-
2021	-	384,000	-
2022	-	233,000	-
2023	-	168,000	-
2024	-	36,000	-
2025	-	105,000	-
2026	-	256,000	7,669,000
2027	-	438,000	10,728,000
2028	-	637,000	8,215,000
	1,491,000	3,065,000	43,784,000

In addition, the Company has unclaimed tax deductions of approximately $12,758,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $7,197,677.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

13. INCOME TAXES (cont’d)

Significant components of the Company’s future tax assets as of December 31, 2008 are shown below:

	2008	2007
	$	$
Future tax assets:
Book amortization in excess of tax capital cost allowance	742,000	453,000
Non-capital loss carry forwards	11,384,000	10,068,000
Research and development deductions and credits	7,061,000	5,914,000
Share issue costs	331,000	416,000
Unearned revenue	39,000	56,000
Unrealized foreign exchange	46,000	84,000
Free rent liability	199,000	194,000
Non-repayable lease inducement	420,000	67,000
Other	95,000	102,000
Total future tax assets	20,317,000	17,354,000
Valuation allowance	(20,317,000)	(17,354,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of “more likely than not” under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2008 and 2007.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 31% [2007 - 34%; 2006 - 34%] statutory tax rate, at December 31, 2008 is:

	2008	2007	2006
	$	$	$
Income taxes (recovery) at statutory rates	(4,236,000)	(4,738,000)	(3,168,000)
Expenses not deductible for tax purposes	264,000	120,000	196,000
Non-capital losses for which no
benefit has been recognized	2,547,000	3,555,000	2,579,000
Other temporary differences for which no
benefit has been recognized	1,425,000	1,063,000	393,000
	-	-	-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company. For the year ended December 31, 2008, the Company incurred an expense of $11,000 [2007 - $11,000; 2006 - $11,000] for royalty and license fees.

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the year ended December 31, 2008, the Company incurred an expense of $64,588 [2007 - $44,845; 2006 - $54,528] for royalties to the supplier.

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement was October 1, 2005 to December 14, 2007. The property sublease agreement term was extended from December 14, 2007 to March 31, 2008. For the duration of the sublease extension term, the Company was required to pay the sub-landlord a total gross monthly rent of approximately $79,000 including maintenance and utilities. Rent expense and associated fees related to the property sublease agreement for the year ended December 31, 2008 was $223,810 [2007 - $720,336; 2006 - $747,256].

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008. Rent is payable from February 1, 2008 to January 31, 2023. The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 9[iii]].

For the year ended December 31, 2008, $1,642,263 [2007 - $477,977] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 9[i]] and non-repayable leasehold improvement allowance [Note 9[ii]].

[iii] The Company entered into a number of operating leases for administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

14. COMMITMENTS AND CONTINGENCIES (cont’d)

[iv]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
Years ending,	$	$	$
2009	1,897,511	30,240	1,927,751
2010	1,944,660	30,240	1,974,900
2011	1,967,973	30,240	1,998,213
2012	1,991,958	7,560	1,999,518
2013	2,016,637	-	2,016,637
Thereafter	19,769,483	-	19,769,483
	29,588,222	98,280	29,686,502

*	Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

[f]	Commitments to purchase equipment

At December 31, 2008, the Company has outstanding purchase order commitments totaling $1,962 related to the purchase of software.

15. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2008, the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers [2007 - one customer for a total of $526,872; 2006 - three customers for a total of $663,721].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	2008	2007	2006
	$	$	$
United States	917,210	526,872	479,956
Europe	59,286	-	-
Canada	-	-	80,000
Asia	-	-	73,765
Total	976,496	526,872	633,721

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION (cont’d)

For the year ended December 31, 2008, $3,110,944 in product sales were generated from four customers [2007 - $1,671,905 from three customers; 2006 - $2,347,529 from four customers].

Product sales by customer location were as follows:

	2008	2007	2006
	$	$	$
United States	2,371,357	1,078,737	1,530,726
Asia	1,314,621	1,267,473	1,564,497
Canada	663,507	394,891	389,013
Europe	508,579	623,126	227,357
Other	41,777	193,017	74,744
Total	4,899,841	3,557,244	3,786,337

Product sales by type of product were as follows:

	2008	2007	2006
	$	$	$
Clinical products	3,683,706	2,222,642	2,356,187
Vector products (West Nile Virus)	721,117	506,631	646,032
Bio-defense products	495,018	827,971	784,118
Total	4,899,841	3,557,244	3,786,337

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

	2008	2007	2006
	$	$	$

Consolidated Statements of Loss

Loss for the year under Canadian GAAP	(13,663,656)	(13,901,041)	(9,328,167)

Excess of fair value over nominal value paid
for escrow shares released during the year	(103,125)	(251,625)	-
Interest accretion on convertible debt	-	-	21,989
Amortization of deferred financing costs	-	-	(444)
Total loss and comprehensive loss
according to US GAAP	(13,766,781)	(14,152,666)	(9,306,622)

Basic and diluted net loss per share
according to US GAAP	($0.10)	($0.12)	($0.10)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these consolidated financial statements from those generally accepted in the United States.

	December 31, 2008		December 31, 2007
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Consolidated Balance Sheets

Contributed surplus [note 11[b]]	7,809,327	8,606,923	7,172,788	7,867,259
Deficit [note 11 [b]]	(81,156,779)	(81,885,087)	(67,493,123)	(68,118,306)

[a]

Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow. 165,000 shares were released from escrow in 2008 (2007 - 330,000, 2006 - $Nil) for a total of 495,000 shares released to date, of which $103,125 (2007 - $251,625, 2006 - $Nil) was attributed to the excess of the fair value of the escrow shares over the nominal amount paid.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[b]

For purposes of reconciliation to US GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123(R) such re-pricings are not subject to variable plan accounting. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

[c]

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

[d]	Accounts payable and accrued liabilities comprise:

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2008	2007
	$	$
Trade accounts payable	572,576	2,104,204
Employee-related accruals	874,139	285,144
Other accrued liabilities	1,067,132	1,030,035
	2,513,847	3,419,383

[e]	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“FAS”) 123(R) “Share-Based Payment”, a revision to FAS 123 “Accounting for Stock-Based Compensation”. FAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which can not be less than the term of vesting. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of FAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of FAS 123(R) are recognized based upon the provisions of FAS 123, after adjustment for estimated forfeitures as discussed below.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[e]	Stock-based compensation (cont’d)

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under FAS 123, upon adoption of FAS 123(R), the Company recognized in income the cumulative effect, if any, of a change in accounting principle to reflect the estimated forfeitures for unvested stock options outstanding at December 31, 2005, the effect of which was $Nil for the year ended December 31, 2006.

[f]	Adoption of new accounting pronouncements

Effective January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option, however, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. The adoption of this statement has not had a material effect on the Company's financial statements.

Effective January 1, 2008, the Company adopted the provisions of FASB SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The adoption of this statement has not had a material effect on the Company's financial statements.

[g]	Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian dollars)

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[g]	Recent accounting pronouncements (cont’d)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As the Company’s subsidiaries are wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

18. SUBSEQUENT EVENTS

[a]

In February 2009, the Company announced that Roche Diagnostics has agreed to fund two new projects aimed at strengthening the commercial success of the Response cardiovascular line of products that Roche is expected to market in North America, beginning in the first quarter of 2009. The first project approved for funding is to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay. The second project is the development of a next-generation Troponin I (TnI) assay.

[b]

In March 2009, the Company announced that it has signed a collaboration/grant with Foundation for Innovative New Diagnostics (“FIND”) to begin work to develop a rapid point-of-care tuberculosis diagnostic assay. The first phase of this collaboration grant will be a feasibility study. If successful a second phase will follow and involve testing optimized assays on simulated samples at Response Biomedical.